Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 8 DATED MARCH 8, 2016
TO THE PROSPECTUS DATED OCTOBER 20, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated October 20, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015, Supplement No. 4 dated January 5, 2016, Supplement No. 5 dated February 1, 2016, Supplement No. 6 dated February 5, 2016 and Supplement No. 7 dated March 4, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	our revised valuation policy; and
(2)	our designation of Class A common stock and Class T common stock.
PROSPECTUS UPDATES
Valuation Policy
The following information supersedes and replaces the section of our prospectus captioned “Valuation Policies” beginning on page 140 of the prospectus. In addition, the following information supplements and revises, as applicable, all references in our prospectus to “NAV,” “per share NAV” and “NAV pricing date,” as such terms are defined in the prospectus, including but not limited to the cover page of our prospectus and the sections of our prospectus captioned “Questions and Answers About This Offering — What is the purchase price for shares of your common stock?” on page 7 of the prospectus, “Questions and Answers About This Offering — How will your advisor calculate per share NAV?” beginning on page 7 of the prospectus, “Prospectus Summary — The Offering” beginning on page 20 of the prospectus, “Prospectus Summary — Distribution Reinvestment Plan” on page 25 of the prospectus, “Prospectus Summary — Share Redemption Program” beginning on page 25 of the prospectus, “Description of Shares — Share Redemption Program” beginning on page 166 of the prospectus, “Summary of Distribution Reinvestment Plan” beginning on page 171 of the prospectus, “Investment by Tax-Exempt Entities and ERISA Considerations — Annual or More Frequent Valuation Requirements” beginning on page 197 of the prospectus, “Plan of Distribution — The Offering” on page 203 of the prospectus and “Plan of Distribution — Compensation We Will Pay for the Sale of Our Shares” beginning on page 203 of the prospectus.
The offering price for our shares is not based on the expected book value or expected net asset value (NAV) of our proposed investments, or our expected operating cash flows. Prior to the time that our board of directors determines an estimated NAV based upon a valuation (which our board of directors may determine to do at any time in its sole discretion, but which must occur no later than 150 days following the second anniversary of breaking escrow in this offering), solely to assist fiduciaries of certain tax-exempt plans subject to annual reporting requirements of ERISA who identify themselves to us and who request per share value information, we intend to use the most recent gross per share offering price of our shares of common stock as the per share value (unless we have made a special distribution to stockholders of net sales proceeds from the sale of one or more properties during such periods, in which case we will use the most recent gross per share offering price less the per share amount of the special distribution).
Estimates based solely on the most recent offering price of our shares will be subject to numerous limitations. For example, such estimates will not take into account:

•	individual or aggregate values of our assets;

•	real estate market fluctuations affecting our assets generally;

•	adverse or beneficial developments with respect to one or more assets in our portfolio;

•	our costs of the offering; or

•	our costs of acquiring assets.
As required by recent amendments to rules promulgated by FINRA, we expect to disclose an estimated per share value of our shares based on a valuation no later than August 15, 2016, which is 150 days following the second anniversary of the date on which we broke escrow in this offering, although we may determine to provide an estimated per share value based upon a valuation earlier than such date, and we will disclose the resulting estimated per share value in our Annual Reports on Form 10-K distributed to stockholders. If our board of directors has not determined an estimated per share NAV at the time an amendment to NASD Rule 2340 takes effect on April 11, 2016, then our stockholders’ customer account statements will include a value per share that is equal to the offering price less up-front underwriting compensation and certain organization and offering expenses. If we provide an estimated per share NAV based upon a valuation prior to the conclusion of this offering, our board of directors may determine to modify the offering price, including the price at which the shares are offered pursuant to our distribution reinvestment plan, to reflect the estimated value per share.
Currently, there are no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated per share NAV. Therefore, our board of directors will have the discretion to choose a methodology or combination of methodologies as it deems reasonable under then current circumstances for the determination of an estimated per share NAV; provided, however, that the determination of the estimated per share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice. After the initial appraisal, appraisals will be done at least annually and may be done on a quarterly basis. The valuations will be estimates and consequently should not be viewed as an accurate reflection of the fair value of our investments nor will they represent the amount of net proceeds that would result from an immediate sale of our assets. The estimated NAV is not intended to be related to any values at which individual assets may be carried on financial statements under applicable accounting standards. In determining an estimated per share NAV, we currently intend to use the methodology provided in the Investment Program Association Practice Guideline 2013-01 — Valuations of Publicly Registered, Non-Listed REITs (IPA Guideline 2013-01), although our board of directors will evaluate the then-current industry standard methodologies at the time of our valuation and therefore may choose a different methodology or a combination of methodologies for determining our estimated NAV.
As provided above, the determination of our estimated per share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert. However, with respect to asset valuations, we will not be required to obtain asset-by-asset appraisals prepared by certified independent appraisers, nor must any appraisals conform to formats or standards promulgated by any such trade organization. We will disclose the effective date of the estimated NAV and a summary of the methodology by which the estimated NAV was developed. We do not intend to release individual property value estimates or any of the data supporting the estimated per share NAV.
The estimate of the value of our shares will be subject to numerous limitations. Such valuations will be estimates only and may be based upon a number of estimates, assumptions, judgments and opinions that may not be, or may later prove not to be, accurate or complete, which could make the estimated valuations incorrect. As a result, with respect to any estimate of the NAV of our common stock made pursuant to our valuation policy, there can be no assurance that:

•	the estimated value per share would actually be realized by our stockholders upon liquidation, bulk portfolio sales of our assets, sale of our company or listing of our common stock on an exchange; or

•	any stockholder would be able to realize estimated share values in any attempt to sell shares.
This valuation policy may be amended by our board of directors at any time and, although the policy expresses the present intent of our board of directors, there is no limitation on the ability of our board of directors to cause us to vary from this policy to the extent it deems appropriate, subject to applicable regulations, with or without an express amendment of the policy.
On February 1, 2016, pursuant to the prior approval of a valuation committee of our board of directors solely comprised of our independent directors, we engaged Duff & Phelps, LLC (Duff & Phelps), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services, to assist with determining our estimated per share NAV. The valuation will be based upon the estimated market value of our assets, less the estimated market value of our liabilities, divided by the total shares of our common stock outstanding, and will be performed in accordance with IPA Guideline 2013-01. We expect our advisor and Duff & Phelps to complete the valuation process over the next few weeks and we currently anticipate that we will announce the estimated per share NAV of our common stock in early April 2016. The estimated per share NAV will ultimately be the decision of our board of directors. In connection with the determination of the estimated per share NAV of our common stock, our board of directors is expected to change the offering price per share of our common stock to equal the estimated per share NAV, plus applicable commissions and fees, which price may be higher or lower than the current offering price per share of our common stock. We currently expect to announce any such change to the offering price at the time we announce the estimated per share NAV.
Designation of Class A Common Stock and Class T Common Stock
On March 4, 2016, we filed Articles of Amendment and Articles Supplementary to our charter to change the designation of our common stock to Class A shares of common stock and then reclassify a portion of our Class A shares of common stock as Class T shares of common stock. Accordingly, the following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Description of Shares” on page 156 of the prospectus.

Our charter authorizes us to issue up to 500,000,000 shares of stock, of which (i) 245,000,000 shares are designated as Class A common stock, $0.01 par value per share (Class A shares), (ii) 245,000,000 shares are designated as Class T common stock, $0.01 par value per share (Class T shares), and (iii) 10,000,000 shares are designated as preferred stock, $0.01 par value per share. As of February 29, 2016, approximately 9.9 million shares of our Class A shares were issued and outstanding, no shares of our Class T shares were issued and outstanding, and no shares of preferred stock were issued and outstanding. We are not currently offering for sale any Class T shares. Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue without any action by our stockholders.
The following information supersedes and replaces the section of our prospectus captioned “Description of Shares — Common Stock” on page 156 of the prospectus and all similar discussions appearing throughout the prospectus.
Subject to any preferential rights of any other class or series of stock and to the provisions of our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of our directors, and Class A shares and Class T shares will vote together as a single class. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to the restrictions on the ownership and transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon any liquidity event, would be entitled to receive all assets available for distribution to our stockholders. The per share amount of distributions on Class A shares and Class T shares will likely differ because of different allocations of class-specific expenses. Upon issuance for full payment in accordance with the terms of this offering, all common stock issued in the offering will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund, or redemption rights and will not have appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distributions of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. For such purposes, NAV will be determined on an aggregate basis for the company, from which any differences attributable between the Class A shares and the Class T shares will then be determined. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.
Our charter permits the payment of a distribution and stockholder servicing fee with respect to the Class T shares. If a distribution and stockholder servicing fee is paid in respect of Class T shares, such fee will be allocated to the Class T shares as a class expense and these fees will impact the amount of distributions payable on all Class T shares. Accordingly, the aggregate amount of distributions received by a holder of Class T shares may be less than the aggregate amount of distributions received by a holder of Class A shares.
Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, and other distributions, qualifications and terms or conditions of repurchase of any new class or series of shares of stock.
We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. DST Systems, Inc. acts as our registrar and as the transfer agent for our shares. Transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to you at no charge upon written request.

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CCPT5-SUP-8C